UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 21, 2021

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Earnings Release for the Three Months ended September 30, 2021

On December 21, 2021, Yatra Online, Inc. issued an earnings release announcing its unaudited financial and operating results for the three months ended September 30, 2021. A copy of the earnings release is attached hereto as Exhibit 99.1.

Termination of Half-Share Warrants

On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 Ordinary Shares expired by their original terms. The Warrants were originally issued pursuant to a Warrant Agreement, dated July 16, 2014, between Yatra USA and Continental Stock Transfer & Trust Company (“Continental”), as amended by that certain Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among Yatra, Yatra USA and Continental. The Warrants originally became exercisable after January 15, 2017, at an exercise price of $5.75 per half-share, and were listed on the OTCQX® Best Market under the symbol “YTROF” until their expiration. Each of the Warrants became void upon expiration.

Extension of Exchange and Support Agreement

On December 16, 2021, Yatra Online Inc. (“Yatra”), Yatra USA Corp. (f/k/a Terrapin Acquisition 3 Corporation) (“Yatra USA”) and the holders (the “Yatra USA Class F Holders”) of Yatra USA’s Class F Common Stock, par value $0.0001 (the “Yatra USA Class F Shares”) entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). The Amendment amends the Exchange and Support Agreement, dated December 16, 2016, between Yatra, Yatra USA and the Yatra USA Class F Holders (the “Agreement”), pursuant to which the Yatra USA Class F Holders had the right to exchange any or all of their Yatra USA Class F Shares, at their option and from time to time, for the same amount of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Yatra. The Agreement was originally due to expire on December 16, 2021 pursuant to its terms. Pursuant to the Amendment, the Agreement will now expire upon the earlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of Yatra, Yatra USA and the Yatra USA Class F Holders.

The foregoing descriptions of the Agreement and the Amendment are only summaries and are qualified in their entirety by reference to the Agreement and the Amendment, copies of which are attached as Exhibits 10.1 and 10.2 to this Report on Form 6-K.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-215653 and 333- 256442) filed with the Securities and Exchange Commission on April 11, 2018 and May 24, 2021 respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated December 21, 2021
10.1	Exchange and Support Agreement, dated December 16, 2016, by and among Yatra Online, Inc., Yatra USA Corp. and the holders of Yatra USA Corp. Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to Yatra Online Inc.’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
10.2	Amendment No. 1 to the Exchange and Support Agreement, dated December 16, 2021, by and among Yatra Online, Inc., Yatra USA Corp. and the holders of Yatra USA Corp. Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: December 21, 2021	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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